Exhibit 3.1

The first paragraph of Article I, Section 6 of the Second Amended and Restated Bylaws of Odyssey Marine Exploration, Inc. was amended by deleting it in its entirety and inserting in lieu thereof the following:

“Time. The annual meeting shall be held on the date and at the time fixed, from time to time by the directors; provided, that each annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting, except that that the annual meeting to be held in 2020 shall be held on a date within sixteen months after the date of the annual meeting held in 2019. A special meeting shall be held on the date and at the time fixed by the directors.”

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